UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Notice regarding Change of Directors of “Sumitomo Mitsui Trust Group”

2.	Notice regarding Change of Representative Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: November 28, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

November 28, 2011

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309)

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Asset Trust and Banking Company, Limited

The Sumitomo Trust and Banking Co., Ltd.

Notice regarding Change of Directors of “Sumitomo Mitsui Trust Group”

Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) hereby announces the change of directors of “Sumitomo Mitsui Trust Group” as described on the attached sheets.

The change of directors of SMTH is subject to the resolution of its board of directors to be held. The change of directors of Sumitomo Mitsui Trust Bank, Limited (“SMTB”), which is planned to be established in April 2012 through the merger of The Chuo Mitsui Trust and Banking Company, Limited (“CMTB”), Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. (“STB”) with STB as a surviving entity, is subject to the resolutions of its general meeting of shareholders to be held and its board of directors to be held, as well as the approvals of the relevant authorities regarding the merger.

For further information, please contact:

IR Office, Sumitomo Mitsui Trust Holdings, Inc.

Telephone: +81-3-3286-8354

Facsimile: +81-3-3286-4654

< Sumitomo Mitsui Trust Holdings, Inc.>

Change of Directors

Effective on April 1, 2012 (planned)

Name	New Position	Current Position
Hitoshi Tsunekage	Representative Director, Chairman of SMTH (Concurrently) Representative Director, President of SMTB	Representative Director, Chairman of SMTH (Concurrently) Representative Director, Chairman of the Board and President of STB

Kunitaro Kitamura	Representative Director, President of SMTH (Concurrently) Representative Director, Chairman of SMTB	Representative Director, Deputy President of SMTH (Concurrently) Representative Director, Deputy President of CMTB

Jun Okuno	Representative Director, Director of SMTH (Concurrently) Representative Director, Deputy Chairman of SMTB	Director of SMTH (Concurrently) Representative Director, President of CMTB

Kiyoshi Mukohara	Representative Director, Director of SMTH (Concurrently) Representative Director, Deputy Chairman of SMTB	Representative Director, Deputy President of SMTH (Concurrently) Representative Director, Director and Deputy President Executive Officer of STB

Kazuo Tanabe	Director of SMTH (Concurrently) General Counsel of SMTB Mr. Tanabe is planned to retire as Director of SMTH upon the close of SMTH’s ordinary general meeting of shareholders to be held in June 2012.	Representative Director, President of SMTH (Concurrently) Representative Director, Chairman of CMTB

< Sumitomo Mitsui Trust Bank, Limited>

Change of Directors

Effective on April 1, 2012 (planned)

Name	New Position	Current Position
Kunitaro Kitamura	Representative Director, Chairman of SMTB (Concurrently) Representative Director, President of SMTH	Representative Director, Deputy President of CMTB (Concurrently) Representative Director, Deputy President of SMTH

Hitoshi Tsunekage	Representative Director, President of SMTB (Concurrently) Representative Director, Chairman of SMTH	Representative Director, Chairman of the Board and President of STB (Concurrently) Representative Director, Chairman of SMTH

Jun Okuno	Representative Director, Deputy Chairman of SMTB (Concurrently) Representative Director, Director of SMTH	Representative Director, President of CMTB (Concurrently) Director of SMTH

Kiyoshi Mukohara	Representative Director, Deputy Chairman of SMTB (Concurrently) Representative Director, Director of SMTH	Representative Director, Director and Deputy President Executive Officer of STB (Concurrently) Representative Director, Deputy President of SMTH

Kazuo Tanabe	General Counsel of SMTB (Concurrently) Director of SMTH Mr. Tanabe is planned to retire as Director of SMTH upon the close of SMTH’s ordinary general meeting of shareholders to be held in June 2012.	Representative Director, Chairman of CMTB (Concurrently) Representative Director, President of SMTH

Cautionary Statement Regarding Forward-Looking Statements This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

November 28, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

Notice regarding Change of Representative Directors

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces the following change of representative directors, etc. The following change is subject to the resolution of SMTH’s board of directors to be held.

1.	Reason of Change

Change of representative directors, etc. accompanied by the personnel change of directors

2.	Change of Representative Directors

(1) Retiring Representative Director (effective on March 31, 2012 (planned))

New Position	Name	Current Position
Director	Kazuo Tanabe	Representative Director, President

(Note) Mr. Tanabe has made a spontaneous offer to retire as Representative Director.

(2) Candidate Representative Director (effective on April 1, 2012 (planned))

New Position	Name	Current Position
Representative Director, Director	Jun Okuno	Director

3.	Change of Titles of Directors (effective on April 1, 2012 (planned))

New Position	Name	Current Position
Representative Director, President	Kunitaro Kitamura	Representative Director, Deputy President

Representative Director, Director	Kiyoshi Mukohara	Representative Director, Deputy President

4.	Career Summary of Candidate Representative Director

Jun Okuno

Date of Birth: July 30, 1950

April	1973:	Joined The Mitsui Trust and Banking Company, Limited (hereinafter “MTB”)
June	1999:	Appointed Director and General Manager of General Planning Department of MTB
April	2000:	Appointed Executive Officer and General Manager of General Planning Department of The Chuo Mitsui Trust and Banking Company, Limited (hereinafter “CMTB”)
February	2002:	Resigned from CMTB Appointed Managing Director and General Manager of General Planning Department of Mitsui Trust Holdings, Inc. (hereinafter “MTH”)
July	2002:	Appointed Managing Director of MTH
January	2004:	Appointed Senior Executive Officer of CMTB
May	2006:	Appointed First Senior Executive Officer of CMTB
June	2006:	Appointed Senior Managing Director of MTH
October	2007:	Appointed Senior Managing Director of Chuo Mitsui Trust Holdings, Inc. (hereinafter “CMTH”)
February	2010:	Appointed Director of CMTH Appointed President of CMTB (current position)
April	2011:	Appointed Director of SMTH (current position)

Number of shares of SMTH held by the person: 36,930 (as of September 30, 2011)

End.

For further information, please contact:

IR Office, Sumitomo Mitsui Trust Holdings, Inc.

Telephone: +81-3-3286-8354

Facsimile: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.